Exhibit 99.4

Osler, Hoskin & Harcourt llp 1000 De La Gauchetière Street West Suite 2100 Montréal, Québec, Canada H3B 4W5 514.904.8100 main 514.904.8101 facsimile

February 9, 2021

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office, Department of Justice, Government of Nunavut

Dear Sirs/Mesdames:

Lightspeed POS Inc. (the “Issuer”)

We refer you to the prospectus supplement dated February 9, 2021 (the “Prospectus Supplement”) to the second amended and restated short form base shelf prospectus dated September 2, 2020, amending and restating the amended and restated short form base shelf prospectus dated February 6, 2020, of the Issuer. In the Prospectus Supplement, reference is made to the name of this firm on the face page, under the heading “Legal Matters” and to the opinions of this firm under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”. We hereby consent to being named in the Prospectus Supplement and to the use of our opinions.

We also confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are: (i) derived from our opinions referred to above, or (ii) within our knowledge as a result of the services we have performed in connection with our opinions referred to above.

Yours very truly,

“Osler, Hoskin & Harcourt LLP”

Osler, Hoskin & Harcourt LLP